Exhibit 99.5
120 Collins Street
Melbourne 3000
Australia
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F +61 (0) 3 9283 3707
Press release
Rio Tinto approves US$200 million funding towards an expansion of Pilbara operations to 330Mt/a capacity
14 July 2010
Rio Tinto today announced US$200 million funding to prepare for the expansion of its iron ore operations in Western Australia.
The funding will allow dredging contracts to be issued as part of early works on the expansion of the Cape Lambert port (CLB), supporting the Pilbara operations’ overall capacity increase to 330 million tonnes a year (Mt/a).
The dredging is associated with the proposed construction of an additional 1.8 kilometre, four-berth jetty and wharf at Cape Lambert to increase its current annual capacity of 80 million tonnes by a further 100 million tonnes.
Rio Tinto’s planned growth of its Pilbara iron ore operations to 330 Mt/a capacity consists of the following steps:
•	225 Mt/a by Q1 2011 — Dampier port systems efficiencies (in implementation)

•	230 Mt/a by Q2 2012 — Dampier port incremental gains (in feasibility study)

•	280 Mt/a by H1 2014 — CLB 1st 50 Mt/a increment (now in feasibility study)

•	330 Mt/a by H1 2016 — CLB 2nd 50 Mt/a increment (pre-feasibility completed)
Rio Tinto chief executive Iron Ore and Australia Sam Walsh said the dredging works would help ensure that subsequent decisions on the expansion of operations could be implemented as quickly and efficiently as possible.
“Rio Tinto has a proven track record of managing large-scale iron ore expansion projects, and this decision should be seen in that light. It is important at this stage that we advance this process in an orderly manner, and this decision does that,” Mr Walsh said.
“While the Australian Government’s decision to abandon its Resource Super Profits Tax in favour of the proposed Minerals Resource Rent Tax was a major step forward, we remain cautious over what legislation will finally be in place.”
The dredging works are dependent upon a number of government and other approvals, most notably that of the Robe River joint venture partners with regard to the Cape Lambert port.
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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